TABLE OF CONTENTS

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):   January 24, 2002

TRW Inc.

(Exact name of registrant as specified in its charter)

Ohio	1-2384	34-0575430
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1900 Richmond Road, Cleveland, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(216) 291-7000

N/A

(Former name or former address, if changed since last report)

Item 5. Other Events.

In its earnings release issued for the quarter and year ended December 31, 2001, TRW has reported its results of operations by four segments. TRW previously reported its financial results for the first three quarters of 2001 by six business segments: Systems, Space & Electronics, Aeronautical Systems, Chassis Systems, Occupant Safety Systems and Automotive Electronics. Effective with the fourth quarter of 2001, as a result of a consolidation of the company's automotive businesses, Chassis Systems, Occupant Safety Systems and Automotive Electronics were combined to form one Automotive segment. The consolidation of TRW's global automotive operations into a single unit under a single executive was effected to improve the speed of decision-making, encourage consistent operating and customer practices throughout the entire automotive business and lower cost. The reporting of the Automotive business as one segment is also consistent with the way the Automotive business is now managed and the way resources are allocated by the Chief Executive Officer. In addition, effective with the fourth quarter of 2001, the interest component of Other Postretirement Employee Benefits and a portion of pension income related to businesses previously disposed of, previously reported under Corporate Expense and Other, was combined with Pension Income, and is now reported as Net Employee Benefits Income. This action was taken to combine these non-cash, employee benefit-related items, into one line item, and to isolate the reporting of corporate expenses.

A statistical summary of TRW's first three quarter results for 2001 based on the new reporting format described above is provided in this report.

TRW
Results by Business Segments-Unaudited
(Dollar Amounts In Millions)

	First quarter ended March 31	
	2001	**2000**
Sales		
Systems	$ 789	$ 774
Space & Electronics	484	486
Aeronautical Systems	265	270
Automotive	2,629	3,035
	$4,167	$4,565
Profit before taxes		
Systems	$ 48	$ 47
Space & Electronics	34	227
Aeronautical Systems	29	27
Automotive	98	184
	209	485
Corporate expense and other	(40)	(53)
Financing cost	(130)	(137)
Net employee benefits income	34	46
Earnings before income taxes	$ 73	$ 341

TRW
Results by Business Segments-Unaudited
(Dollar Amounts In Millions)

	Second quarter ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Sales				
Systems	$ 799	$ 837	$1,588	$1,611
Space & Electronics	529	467	1,013	953
Aeronautical Systems	270	279	535	549
Automotive	2,678	2,893	5,307	5,928
	$4,276	$4,476	$8,443	$9,041
Profit(loss) before taxes				
Systems	$ 53	$ 77	$ 101	$ 124
Space & Electronics	(40)	143	(6)	370
Aeronautical Systems	35	39	64	66
Automotive	108	227	206	411
	156	486	365	971
Corporate expense and other	(30)	(81)	(70)	(134)
Financing cost	(123)	(128)	(253)	(265)
Net employee benefits income	32	38	66	84
Earnings before income taxes	$ 35	$ 315	$ 108	$ 656

TRW
Results by Business Segments-Unaudited
(Dollar Amounts In Millions)

	Third quarter ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Sales				
Systems	$ 761	$ 836	$ 2,349	$ 2,447
Space & Electronics	505	463	1,518	1,416
Aeronautical Systems	269	257	804	806
Automotive	2,327	2,497	7,634	8,425
	$3,862	$4,053	$12,305	$13,094
Profit (loss) before taxes				
Systems	$ 40	$ 57	$ 141	$ 181
Space & Electronics	(47)	41	(53)	411
Aeronautical Systems	22	35	86	101
Automotive	92	66	298	477
	107	199	472	1,170
Corporate expense and other	(152)	(54)	(222)	(188)
Financing cost	(118)	(132)	(371)	(397)
Net employee benefits income	47	37	113	121
Earnings (loss) before income taxes	$ (116)	$ 50	$ (8)	$ 706

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


TRW INC.


Date: January 31, 2002   By: /s/ W. B. Lawrence

W. B. Lawrence
Executive Vice President,
General Counsel and Secretary